Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2016, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2016 to the corresponding nine months of 2015 and balance sheet analysis as at 30 September 2016 with comparatives relating to 30 June 2016 and/or 31 December 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively.

Comparatives have been restated to reflect the implementation of the Group business reorganisation. These restatements were detailed in our Form 6-K filed with the SEC dated April 15, 2016.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary attached to this document.

The information in this document, which was approved by the Board of Directors on 26 October 2016, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website home.barclays/results and from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Certain Non-IFRS Measures

Barclays PLC (Barclays) management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Barclays Core results are non-IFRS measures because they represent the sum of the Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”, and following the restatement of 14 April 2016 comprise Barclays UK, Barclays International and Head Office. A reconciliation to IFRS is provided on page 18.

– Basic earnings/(loss) per share excluding notable items. The comparable IFRS measure is basic earnings/(loss) per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue. The comparable IFRS measure and excluded items noted below are provided on page 17.

– Estimated CRD IV liquidity coverage ratio is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is applicable from 1 October 2015 and as such is a binding measure as at 31 December 2015.

– Transitional CRD IV CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on 21 November 2012 (CUSIP: 06740L8C2) and 10 April 2013 (CUSIP: 06739FHK0). Please refer to page 31 for a reconciliation of this measure to fully loaded CRD IV CET1 ratio.

– Underlying cost: income ratio. The comparable IFRS measure is cost: income ratio. The comparable IFRS measure and excluded items noted below are provided on page 17.

– Underlying total operating expenses or total operating expenses excluding notable items. The comparable IFRS measure is total operating expenses. The comparable IFRS measure and excluded items noted below are provided on page 17.

– Underlying profit before tax or profit before tax excluding notable items. The comparable IFRS measure is profit before tax. The comparable IFRS measure and excluded items noted below are provided on page 17.

– Underlying return on average tangible shareholders’ equity. The comparable IFRS measure is return on average tangible shareholders’ equity, which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure and excluded items noted below are provided on page 17.

Barclays PLC	1

Notes

– Underlying total income. The comparable IFRS measure is total income net of insurance claims. The comparable IFRS measure and excluded items noted below are provided on page 17.

References to underlying performance exclude the impact of notable items.

Notable items which are excluded from certain of the key non-IFRS measures described above are considered to be significant items impacting comparability of performance and have been called out for the group’s results, Core and Non-Core results and each of the business segments. Notable items include: the impact of own credit in total income net of insurance claims; the gain on disposal of Barclays’ share of Visa Europe Limited in total income net of insurance claims; gains on US Lehman acquisition assets in total income net of insurance claims; revision of the Education, Social Housing, and Local Authority (ESHLA) valuation methodology in total income net of insurance claims; gain on valuation of a component of the defined retirement benefit liability in operating expenses; impairment of goodwill and other assets relating to businesses being disposed in operating expenses, provisions for UK customer redress in litigation and conduct; provisions for ongoing investigations and litigation including Foreign Exchange in litigation and conduct; and losses on sale relating to the Spanish, Portuguese and Italian businesses in other net income/(expenses).

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the results of the 23 June 2016 referendum in the United Kingdom and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2015, the “2015 Annual Report”), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	2

Performance Highlights

Barclays Group results
for the nine months ended	30.09.16	30.09.15
	£m	£m	% Change
Total income net of insurance claims	16,459	17,592	(6)
Credit impairment charges and other provisions	(1,720)	(1,208)	(42)
Net operating income	14,739	16,384	(10)
Operating expenses	(10,753)	(10,176)	(6)
Litigation and conduct	(1,266)	(2,665)	52
Total operating expenses	(12,019)	(12,841)	6
Other net income/(expenses)	180	(322)
Profit before tax	2,900	3,221	(10)
Tax charge	(1,043)	(985)	(6)
Profit after tax in respect of continuing operations	1,857	2,236	(17)
Profit after tax in respect of discontinued operation[1]	520	525	(1)
Non-controlling interests in respect of continuing operations	(255)	(247)	(3)
Non-controlling interests in respect of discontinued operation[1]	(280)	(248)	(13)
Other equity holders[2]	(318)	(238)	(34)
Attributable profit	1,524	2,028	(25)

Performance measures
Return on average tangible shareholders’ equity[2]	4.4%	5.8%
Average tangible shareholders’ equity (£bn)	49	48
Cost: income ratio	73%	73%
Loan loss rate (bps)	48	35

Basic earnings per share[2]	9.6p	12.4p
Dividend per share	1.0p	3.0p

Balance sheet and capital management	As at 30.09.16	As at 30.06.16	As at 31.12.15
Tangible net asset value per share	287p	289p	275p
Common equity tier 1 ratio	11.6%	11.6%	11.4%
Common equity tier 1 capital	£43.2bn	£42.4bn	£40.7bn
Risk weighted assets	£373bn	£366bn	£358bn
Leverage ratio	4.2%	4.2%	4.5%
Fully loaded tier 1 capital	£49.9bn	£47.9bn	£46.2bn
Leverage exposure	£1,185bn	£1,155bn	£1,028bn

Funding and liquidity
Group liquidity pool	£157bn	£149bn	£145bn
Estimated CRD IV liquidity coverage ratio	125%	124%	133%
Loan: deposit ratio[3]	85%	85%	86%

1	Refer to page 16 for further information on the Africa Banking discontinued operation.
2

The profit after tax attributable to other equity holders of £318m (Q315 YTD: £238m) is offset by a tax credit recorded in reserves of £89m (Q315 YTD: £48m). The net amount of £229m (Q315 YTD: £190m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Loan: deposit ratio for Barclays UK, Consumer, Cards and Payments, Corporate, and Non-Core retail.

Barclays PLC	3

Performance Highlights

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the nine months ended	30.09.16	30.09.15		30.09.16	30.09.15
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	17,204	16,912	2	(745)	680
Credit impairment charges and other provisions	(1,645)	(1,106)	(49)	(75)	(102)	26
Net operating income/(expenses)	15,559	15,806	(2)	(820)	578
Operating expenses	(9,585)	(8,773)	(9)	(1,168)	(1,403)	17
Litigation and conduct	(1,071)	(2,254)	52	(195)	(411)	53
Total operating expenses	(10,656)	(11,027)	3	(1,363)	(1,814)	25
Other net (expenses)/income	(5)	(55)	91	185	(267)
Profit/(loss) before tax	4,898	4,724	4	(1,998)	(1,503)	(33)
Tax (charge)/credit	(1,703)	(1,387)	(23)	660	402	64
Profit/(loss) after tax	3,195	3,337	(4)	(1,338)	(1,101)	(22)
Non-controlling interests	(221)	(185)	(19)	(35)	(62)	44
Other equity holders	(273)	(191)	(43)	(45)	(47)	4
Attributable profit/(loss)[1]	2,701	2,961	(9)	(1,418)	(1,210)	(17)

Performance measures
Return on average tangible equity	9.1%	11.0%
Average allocated tangible equity (£bn)[1]	40	36		8	11
Period end allocated tangible equity (£bn)[1]	41	38		7	10
Cost: income ratio	62%	65%		n/m	n/m
Loan loss rate (bps)	53	37		16	21
Basic earnings/(loss) per share contribution	16.5p	18.0p		(8.3p)	(7.2p)

Capital management	As at 30.09.16	As at 30.06.16	As at 31.12.15	As at 30.09.16	As at 30.06.16	As at 31.12.15
Risk weighted assets[1]	£330bn	£320bn	£304bn	£44bn	£47bn	£54bn
Leverage exposure[1]	£1,065bn	£1,021bn	£879bn	£120bn	£134bn	£149bn

Notable items for the nine months ended	30.09.16 £m	30.09.15 £m		30.09.16 £m	30.09.15 £m
Own credit[2]	(80)	605		-	-
Gain on disposal of Barclays’ share of Visa Europe Limited[2]	615	-		-	-
Gains on US Lehman acquisition assets[2]	-	496		-	-
Provisions for UK customer redress[3]	(1,000)	(1,257)		-	(65)
Provisions for ongoing investigations and litigation including Foreign Exchange[3]	-	(869)		-	(201)
Gains on valuation of a component of the defined retirement benefit liability[4]	-	429		-	-
Losses on sale relating to the Spanish and Portuguese business[5]	-	(97)		-	(222)
Total notable items	(465)	(693)		-	(488)

Excluding notable items, the Core return on average tangible equity was 10.7% (Q315 YTD: 12.9%) and the Core basic earnings per share was 19.4p (Q315 YTD: 21.3p).

Excluding notable items, the Non-Core basic loss per share was 8.3p (Q315 YTD: 5.1p).

1

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

2	Notable item recorded in total income net of insurance claims.
3	Notable item recorded in litigation and conduct.
4	Notable item recorded in operating expenses.
5	Notable item recorded in other net income/(expenses).

Barclays PLC	4

Performance Highlights

	Nine months ended 30.09.16	Nine months ended 30.09.15
Income by business	£m	£m	% Change
Barclays UK	5,689	5,509	3
Barclays International	11,403	10,779	6
Head Office	112	624	(82)
Barclays Core	17,204	16,912	2
Barclays Non-Core	(745)	680
Barclays Group	16,459	17,592	(6)

Profit/(loss) before tax by business
Barclays UK	1,155	1,432	(19)
Barclays International	3,838	3,016	27
Head Office	(95)	276
Barclays Core	4,898	4,724	4
Barclays Non-Core	(1,998)	(1,503)	(33)
Barclays Group	2,900	3,221	(10)

Barclays PLC	5

Group Performance Review

Group performance

●

Profit before tax decreased 10% to £2,900m. The Group performance reflected strong Core results while being impacted by the acceleration of Non-Core rundown resulting in a loss before tax of £1,998m (Q315 YTD: £1,503m), provisions for UK customer redress of £1,000m (Q315 YTD: £1,322m) and the appreciation of average USD and EUR against GBP, positively impacting income and adversely affecting impairment and operating expenses

●	Return on average tangible shareholders’ equity was 4.4% (Q315 YTD: 5.8%) and basic earnings per share was 9.6p (Q315 YTD: 12.4p)

●

Total income net of insurance claims decreased 6% to £16,459m as the acceleration of Non-Core rundown resulted in income reducing £1,425m to a net expense of £745m, while Core income increased 2% to £17,204m

●

While delinquency rates remained broadly stable, credit impairment charges increased 42% to £1,720m primarily driven by a one-off £320m charge in Q316 following the management review of the UK and US cards portfolio impairment modelling. Q116 also included impairment of a number of single name exposures, largely in respect of counterparties in the oil and gas sector. These resulted in a 13bps increase in the loan loss rate to 48bps

●

Total operating expenses reduced 6% to £12,019m reflecting savings from strategic cost programmes as well as lower litigation and conduct charges. Operating expenses included a £150m charge in Barclays International in Q316, relating to a reduction in the real estate footprint which will generate savings in future periods, increased structural reform implementation costs, the continued business growth in Consumer, Cards and Payments and the non-recurrence of the prior year gains of £429m on valuation of a component of the defined retirement benefit liability

●

The effective tax rate on profit before tax increased to 36.0% (Q315 YTD: 30.6%) principally as a result of an increase in non-deductible provisions and, with effect from January 2016, a new corporation tax surcharge of 8% on banks’ UK profits

●	Profit after tax in respect of continuing operations decreased 17% to £1,857m. Profit after tax in relation to the Africa Banking discontinued operation decreased 1% to £520m

●

In the nine months ended September 2016, notable items resulted in a net loss before tax of £465m (Q315 YTD: £1,181m) comprising provisions for UK customer redress of £1,000m (Q315 YTD: £1,322m), a £615m (Q315 YTD: £nil) gain on disposal of Barclays’ share of Visa Europe Limited and an own credit loss of £80m (Q315 YTD: gain of £605m)

Commentary which follows is stated on a statutory and underlying basis, with the underlying excluding notable items; see page 1 for explanation of certain non-IFRS measures.

Core performance

●

Statutory profit before tax increased 4% to £4,898m due to non-recurrence of notable items and underlying profit before tax decreased 1% to £5,363m, including the benefit of the appreciation of average USD and EUR against GBP. This reflected solid performance in both Barclays UK and Barclays International, generating positive cost: income jaws and a cost: income ratio on a statutory basis of 73% (Q315 YTD: 73%) and 58% (Q315 YTD: 59%) on an underlying basis

●

The Core business generated a statutory RoTE of 9.1% (Q315 YTD: 11.0%) and an underlying RoTE of 10.7% (Q315 YTD: 12.9%) based on an increased average tangible equity base of £40bn (Q315 YTD: £36bn), as capital was returned from Non-Core

●	Total income increased 2% to £17,204m, with Barclays UK income increasing 3% to £5,689m and Barclays International income increasing 6% to £11,403m with growth in Consumer, Cards and Payments

●

Total underlying income increased 5% to £16,669m, with Barclays UK underlying income increasing 1% to £5,538m and Barclays International underlying income increasing 6% to £10,939m with growth in both CIB and Consumer, Cards and Payments

●

Credit impairment charges increased 49% to £1,645m resulting in a 16bps increase in the loan loss rate to 53bps primarily due to a one-off £320m charge in Q316 following the management review of the UK and US cards portfolio impairment modelling

●	Total operating expenses decreased 3% to £10,656m and total underlying operating expenses increased 3% to £9,656m

Barclays PLC	6

Group Performance Review

Barclays UK

●

RoTE was 6.9% (Q315 YTD: 14.8%) as profit before tax decreased 19% to £1,155m. The statutory cost: income ratio was 67% (Q315 YTD: 65%). Underlying RoTE was 20.0% (Q315 YTD: 23.2%), as underlying profit before tax decreased 8% to £2,004m driven by an increase in credit impairment charges, while the underlying cost: income ratio improved to 51% (Q315 YTD: 52%)

●

Total income increased 3% to £5,689m due to the gain on disposal of Barclays’ share of Visa Europe Limited and total underlying income increased 1% to £5,538m through steady growth in balances and pricing discipline

–	Statutory Personal Banking income increased 7% to £2,957m driven by improved deposit margins and balance growth, partially offset by mortgage margin pressure

–

Barclaycard Consumer UK income decreased 3% to £1,515m reflecting the impact of the European Interchange Fee Regulation, which came into full effect from December 2015, partially offset by balance growth and a gain from a debt sale in Q316

–

Statutory Wealth, Entrepreneurs & Business Banking (WEBB) income increased 3% to £1,217m (Q3 YTD: £1,179m) reflecting deposit growth, partially offset by reduced transactional appetite from investors and a reduction in assets under management in Wealth

–

Net interest income increased 2% to £4,546m due to deposit balance growth and pricing initiatives, partially offset by a lower mortgage margin. NIM increased 7bps to 3.63% reflecting higher margins on Personal Banking deposits and income from treasury operations in Q316

●

Credit impairment charges increased 47% to £716m primarily due to a one-off £200m charge in Q316 following the management review of the cards portfolio impairment modelling. Excluding this charge, impairment trends remained broadly stable, with the 30 and 90 day arrears rates on the cards portfolio improving year-on-year to 2.0% (Q315 YTD: 2.2%) and 1.0% (Q315 YTD: 1.1%) respectively

●

Total operating expenses increased 6% to £3,817m due to an increase in notable items and increased structural reform programme implementation costs. Total underlying operating expenses decreased 1% to £2,817m driven by savings realised from strategic cost programmes, partially offset by increased structural reform programme implementation costs

Barclays International

●	RoTE was 12.9% (Q315 YTD: 9.7%) and underlying RoTE was 10.5% (Q315 YTD: 11.5%)

●

Profit before tax increased 27% to £3,838m due to the non recurrence of litigation and conduct. Underlying profit before tax decreased 2% to £3,374m reflecting strong growth in Consumer, Cards and Payments, encouraging CIB results, and the benefit from the appreciation of average USD and EUR against GBP more than offset by an increase in impairment charges

●

Total income increased 6% to £11,403m due to the gain on disposal of Barclays’ share of Visa Europe Limited and total underlying income increased 6% to £10,939m as Consumer, Cards and Payments and CIB income increased

–

Markets income increased 4% to £4,103m, within which Credit income increased 47% to £924m driven by a strong performance in the fixed income credit flow businesses, Equities income decreased 13% to £1,380m following simplification of the business model, and Macro income increased 4% to £1,799m driven by continued momentum in Q316 and reflecting increased activity post the EU referendum

–

Banking income decreased 1% to £3,895m, within which Banking fee income increased 7% to £1,747m, driven by higher debt underwriting and financial advisory fees, Corporate lending income decreased 15% to £892m, due to reduced income from hedges, and Transactional banking income increased 1% to £1,256m driven by increased income from higher deposit balances and an increase in payment volumes

–

Consumer, Cards and Payments income increased 40% to £3,401m driven by the gain on disposal of Barclays’ share of Visa Europe Limited, continued growth in Barclaycard US, including the benefit of portfolio acquisitions, Barclaycard Germany, Barclaycard Business Solutions and the Wealth International business

–

Net interest income increased 8% to £3,466m including income from treasury operations in Q316 and NIM[1] increased to 4.89% (Q315 YTD: 4.56%) driven by growth in interest earning lending in Barclaycard US

●	Credit impairment charges increased 50% to £929m

–	CIB impairment increased 47% to £170m primarily from impairment of a number of single name exposures in Q116, largely in respect of counterparties in the oil and gas sector

–

Consumer, Cards and Payments impairment increased 51% to £759m due to growth in receivables and a one-off £120m charge in Q316 following the management review of the cards portfolio impairment modelling. Excluding this charge, impairment trends in US cards increased modestly year-on-year, with the 30 and 90 day arrears rates of 2.4% (Q315 YTD: 2.1%) and 1.1% (Q315 YTD: 1.0%) respectively

●	Total operating expenses decreased 7% to £6,663m. Total underlying operating expenses increased 6% to £6,663m

–	CIB statutory operating expenses decreased 11% to £5,337m due to non recurrence of litigation and conduct

–

CIB underlying operating expenses increased 7% to £5,337m, including higher restructuring costs, £150m of which related to reducing the real estate footprint in Q316, and higher structural reform programme implementation costs, largely relating to the incorporation of the US Intermediate Holding Company (IHC) on 1 July 2016. These increases were partially offset by lower litigation and conduct charges

Barclays PLC	7

Group Performance Review

–	Consumer, Cards and Payments statutory operating expenses increased 9% to £1,326m and underlying operating expenses increased 4% to £1,326m driven by continued business growth

1	Excludes Investment Banking related balances.

Head Office

●

Loss before tax was £95m (Q315 YTD: £276m profit) largely due to an own credit loss of £80m (Q3 YTD: £605m gain) and underlying loss before tax was £15m (Q315 YTD: £203m profit) reflecting increased net income from treasury operations and reduced structural reform implementation costs in operating expenses

Non-Core performance

●

The Non-Core rundown remains on track, with RWAs decreasing £10bn to £44bn in the nine months to September 2016 despite the impact of the appreciation of USD and EUR against GBP, driven by a £5bn reduction in Derivatives and a £3bn reduction in Securities and loans including the completion of the sale of the Portuguese retail and insurance businesses and Italian banking network

●	Good progress has been made on business disposals, with the following completions in Q316:

–	Sale of Barclays Risk Analytics and Index Solutions, resulting in a pre-tax gain of £535m in other net income

–	Sale of the Italian retail banking network, resulting in a decrease in Non-Core RWAs of £0.6bn

●	Loss before tax increased 33% to £1,998m (Q3 YTD: £1,503m) and underlying loss before tax increased to £1,998m (Q315 YTD: £1,015m)

●	Total income net of insurance claims reduced £1,425m to a net expense of £745m, including fair value losses on the ESHLA portfolio of £436m (Q315 YTD: £203m)

–

Businesses income reduced £352m to £558m primarily due to the impact of lower income following the completion of the sale of the Barclays Wealth Americas, the European retail and UK Secured Lending businesses

–

Securities and loans income reduced £644m to a net expense of £799m primarily driven by the fair value losses on the ESHLA portfolio, the impact of restructuring the ESHLA Lender Option Borrower Option loan terms in Q216, the non-recurrence of a £91m provision release relating to a litigation matter in Q115, and the exit of historical investment banking businesses

–	Derivatives income reduced £429m to a net expense of £504m primarily reflecting the costs of running down the portfolio

●	Credit impairment charges improved 26% to £75m driven by lower impairment charges in Europe

●	Total operating expenses improved 25% to £1,363m reflecting a decrease in notable items and reduced costs following the exit of businesses, partially offset by higher restructuring costs

●	The intention remains to close Non-Core in 2017

Group capital and leverage

●	The fully loaded CRD IV CET1 ratio increased to 11.6% (December 2015: 11.4%) reflecting an increase in CET1 capital of £2.4bn to £43.2bn, whilst RWAs increased by £15bn to £373bn

–

The increase in CET1 capital was largely driven by strong profits of £1.8bn generated in the period, after absorbing the impact of notable items. Other favourable movements included the currency translation reserve as a result of the appreciation of all major currencies against GBP

–

This was partially offset by the UKRF defined benefit pension scheme moving to a £1.1bn deficit from a £0.8bn surplus at December 2015, leading to a 30bps adverse CET1 ratio movement. This is a result of AA corporate bond spreads tightening and gilt yields falling, causing the discount rate for the liability values to fall 151bps to 2.31%

–	The increase in RWAs was principally due to the appreciation of USD, EUR and ZAR against GBP, which more than offset RWA reductions in Non-Core

●

The leverage ratio decreased to 4.2% (December 2015: 4.5%) driven by a 15% increase in the leverage exposure to £1,185bn primarily within loans and advances and other assets, as well as the impact of the appreciation of USD and EUR against GBP. Fully loaded Tier 1 capital increased £3.8bn to £49.9bn, including an Additional Tier 1 (AT1) issuance of $1.5bn in Q316

●	Tangible net asset value per share increased to 287p (December 2015: 275p) driven by profit generated in the period and net favourable reserve movements

Barclays PLC	8

Group Performance Review

Group funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements in the nine months to September 2016 with a liquidity pool of £157bn (December 2015: £145bn). The increase was driven by the depreciation of GBP against other currencies and higher short term funding to provide additional liquidity. The Liquidity Coverage Ratio (LCR) was 125% (December 2015: 133%), equivalent to a surplus of £31bn (December 2015: £37bn)

●

Wholesale funding outstanding excluding repurchase agreements was £159bn as at September 2016 (December 2015: £142bn). The increase was driven by the depreciation of GBP against other currencies, holding company issuance and higher short term funding to provide additional liquidity. The Group issued £10.9bn equivalent of capital and senior unsecured debt from the holding company in the nine months to September 2016, of which £7.4bn equivalent and £0.8bn equivalent in public and private senior unsecured debt respectively, and £2.7bn of capital instruments. In the same period £7.4bn of Barclays Bank PLC capital and senior unsecured debt was bought back or called

Other matters

●

Additional UK customer redress provisions of £1,000m (Q315 YTD £1,322m) relating to Payment Protection Insurance (PPI) were recognised in the nine months to September 2016. £400m was recognised in Q216 reflecting an updated estimate of costs, primarily relating to ongoing remediation programmes, with £600m recognised in Q316 to reflect the current estimate of the impact of the revised complaints deadline proposed in Financial Conduct Authority (FCA) consultation paper 16/20 issued on 2 August 2016. We will continue to review the adequacy of the provision levels in respect of the FCA’s proposals which remain subject to consultation. The remaining PPI provision as at September 2016 was £2.3bn (December 2015: £2.1bn)

●

In Q216, Barclays redeemed its $1.15bn 7.75% Series 4 Non-Cumulative Callable Dollar Preference Shares. In Q316, Barclays redeemed its $750m 6.625% Series 2 Non-Cumulative Callable Dollar Preference Shares. These redemptions resulted in a 10bps detriment to the CET1 ratio, but will result in an ongoing reduction in preference share dividends payable of $139m per annum

●	The acquisition of Visa Europe Limited by Visa Inc. completed on 21 June 2016 resulted in the recognition of a pre-tax gain on disposal of £615m in income in Q216

●

On 5 May 2016, Barclays executed the first tranche of the sell down of the Group’s interest in BAGL with the sale of 12.2% of BAGL’s issued share capital. Following completion of this first tranche, Barclays’ holding represents 50.1% of BAGL’s issued share capital. Barclays continues to explore opportunities to reduce its shareholding to a level that would permit regulatory deconsolidation. Barclays also continues to work closely with BAGL management on arrangements for operational separation of the two businesses, including the terms of transitional services arrangements and related separation payments

●	The Barclays US IHC was incorporated on 1 July 2016. The associated quarterly report to the Federal Reserve (FR Y-9C) will be released on 9 November 2016

Barclays PLC	9

Results by Business

Barclays UK

	Nine months ended 30.09.16	Nine months ended 30.09.15
Income statement information	£m	£m	% Change
Net interest income	4,546	4,464	2
Net fee, commission and other income	1,143	1,045	9
Total income	5,689	5,509	3
Credit impairment charges and other provisions	(716)	(487)	(47)
Net operating income	4,973	5,022	(1)
Operating expenses	(2,803)	(2,544)	(10)
Litigation and conduct	(1,014)	(1,045)	3
Total operating expenses	(3,817)	(3,589)	(6)
Other net expenses	(1)	(1)	-
Profit before tax	1,155	1,432	(19)
Attributable profit	445	1,031	(57)

	As at 30.09.16	As at 30.06.16	As at 31.12.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.6	166.0	166.1
Total assets	209.1	204.6	202.5
Customer deposits	185.5	181.7	176.8
Risk weighted assets	67.4	67.1	69.5

	Nine months ended	Nine months ended
Performance measures	30.09.16	30.09.15
Return on average tangible equity	6.9%	14.8%
Average allocated tangible equity (£bn)	9.0	9.4
Cost: income ratio	67%	65%
Loan loss rate (bps)	56	38
Loan: deposit ratio	90%	96%
Net interest margin	3.63%	3.56%

Notable items	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited	151	-
Provisions for UK customer redress	(1,000)	(1,040)
Gain on valuation of a component of the defined retirement benefit liability	-	296
Total notable items	(849)	(744)

Excluding notable items, the Barclays UK return on average tangible equity was 20.0% (Q315 YTD: 23.2%).

Barclays PLC	10

Results by Business

Analysis of Barclays UK

	Nine months ended 30.09.16	Nine months ended 30.09.15
Analysis of total income	£m	£m	% Change
Personal Banking	2,957	2,770	7
Barclaycard Consumer UK	1,515	1,560	(3)
Wealth, Entrepreneurs & Business Banking	1,217	1,179	3
Total income	5,689	5,509	3

Analysis of credit impairment charges and other provisions
Personal Banking	(133)	(155)	14
Barclaycard Consumer UK	(565)	(312)	(81)
Wealth, Entrepreneurs & Business Banking	(18)	(20)	10
Total credit impairment charges and other provisions	(716)	(487)	(47)

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	135.3	134.7	134.0
Barclaycard Consumer UK	16.2	16.2	16.2
Wealth, Entrepreneurs & Business Banking	15.1	15.1	15.9
Total loans and advances to customers at amortised cost	166.6	166.0	166.1

Analysis of customer deposits
Personal Banking	137.2	134.8	131.0
Barclaycard Consumer UK	-	-	-
Wealth, Entrepreneurs & Business Banking	48.3	46.9	45.8
Total customer deposits	185.5	181.7	176.8

Barclays PLC	11

Results by Business

Barclays International

	Nine months ended 30.09.16	Nine months ended 30.09.15
Income statement information	£m	£m	% Change
Net interest income	3,466	3,204	8
Net trading income	3,449	3,189	8
Net fee, commission and other income	4,488	4,386	2
Total income	11,403	10,779	6
Credit impairment charges and other provisions	(929)	(619)	(50)
Net operating income	10,474	10,160	3
Operating expenses	(6,632)	(6,022)	(10)
Litigation and conduct	(31)	(1,159)	97
Total operating expenses	(6,663)	(7,181)	7
Other net income	27	37	(27)
Profit before tax	3,838	3,016	27
Attributable profit	2,369	1,782	33

	As at 30.09.16	As at 30.06.16	As at 31.12.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	233.7	230.6	184.1
Trading portfolio assets	73.8	68.1	61.9
Derivative financial instrument assets	155.6	181.4	111.5
Derivative financial instrument liabilities	160.5	187.5	119.0
Reverse repurchase agreements and other similar secured lending	17.3	19.7	24.7
Financial assets designated at fair value	72.0	68.3	46.8
Total assets	681.9	679.9	532.2
Customer deposits[2]	224.1	226.5	185.6
Risk weighted assets	214.6	209.3	194.8

Performance measures	Nine months ended 30.09.16	Nine months ended 30.09.15
Return on average tangible equity	12.9%	9.7%
Average allocated tangible equity (£bn)	25.2	24.9
Cost: income ratio	58%	67%
Loan loss rate (bps)	52	37
Loan: deposit ratio	92%	92%
Net interest margin[3]	4.89%	4.56%

Notable items	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited	464	-
Gains on US Lehman acquisition assets	-	496
Provisions for UK customer redress	-	(218)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(839)
Gain on valuation of a component of the defined retirement benefit liability	-	133
Total notable items	464	(428)

Excluding notable items, the Barclays International return on average tangible equity was 10.5% (Q315 YTD: 11.5%).

1

As at 30 September 2016 loans and advances included £206.0bn (June 2016: £204.4bn) of loans and advances to customers (including settlement balances of £37.0bn (June 2016: £39.9bn) and cash collateral of £31.1bn (June 2016: £29.8bn)), and £27.8bn (June 2016: £26.2bn) of loans and advances to banks (including settlement balances of £5.7bn (June 2016: £6.2bn) and cash collateral of £7.3bn (June 2016: £5.3bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £36.8bn (June 2016: £35.4bn).

2	As at 30 September 2016 customer deposits included settlement balances of £34.8bn (June 2016: £38.9bn) and cash collateral of £19.5bn (June 2016: £18.7bn).
3	Excludes Investment Banking related balances.

Barclays PLC	12

Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Nine months ended 30.09.16	Nine months ended 30.09.15
Income statement information	£m	£m	% Change
Analysis of total income
Credit	924	629	47
Equities	1,380	1,593	(13)
Macro	1,799	1,726	4
Markets	4,103	3,948	4
Banking fees	1,747	1,629	7
Corporate lending	892	1,049	(15)
Transactional banking	1,256	1,248	1
Banking	3,895	3,926	(1)
Other	4	479	(99)
Total income	8,002	8,353	(4)
Credit impairment charges and other provisions	(170)	(116)	(47)
Total operating expenses	(5,337)	(5,967)	11
Profit before tax	2,495	2,270	10

Balance sheet information	As at 30.09.16 £bn	As at 30.06.16 £bn	As at 31.12.15 £bn
Risk weighted assets	182.5	178.4	167.3

Performance measures	Nine months ended 30.09.16	Nine months ended 30.09.15
Return on average tangible equity	8.7%	8.0%
Average allocated tangible equity (£bn)	21.6	21.9

Consumer, Cards and Payments	Nine months ended 30.09.16	Nine months ended 30.09.15
Income statement information	£m	£m	% Change
Total income	3,401	2,426	40
Credit impairment charges and other provisions	(759)	(503)	(51)
Total operating expenses	(1,326)	(1,214)	(9)
Profit before tax	1,343	746	80

Balance sheet information	As at 30.09.16 £bn	As at 30.06.16 £bn	As at 31.12.15 £bn
Loans and advances to banks and customers at amortised cost	36.8	35.4	32.1
Customer deposits	48.3	46.9	41.8
Risk weighted assets	32.1	30.9	27.5

Performance measures
Return on average tangible equity	38.3%	21.8%
Average allocated tangible equity (£bn)	3.6	3.0

Barclays PLC	13

Results by Business

Head Office
	Nine months ended 30.09.16	Nine months ended 30.09.15
Income statement information	£m	£m	% Change
Total income	112	624	(82)
Credit impairment charges and other provisions	-	-
Net operating income	112	624	(82)
Operating expenses	(150)	(207)	28
Litigation and conduct	(26)	(50)	48
Total operating expenses	(176)	(257)	32
Other net expenses	(31)	(91)	66
(Loss)/profit before tax	(95)	276
Attributable (loss)/profit	(113)	148

Balance sheet information	As at 30.09.16 £bn	As at 30.06.16 £bn	As at 31.12.15 £bn
Total assets[1]	73.3	87.7	59.4
Risk weighted assets[1]	47.5	43.2	39.7

Performance measures	Nine months ended 30.09.16 £m	Nine months ended 30.09.15 £m
Average allocated tangible equity (£bn)	6.3	2.0

Notable items	£m	£m
Own credit	(80)	605
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(29)
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(97)
Total notable items	(80)	479

1	Includes Africa Banking assets held for sale of £61.1bn (June 2016: £56.0bn) and risk weighted assets of £39.9bn (June 2016: £36.1bn).

Barclays PLC	14

Results by Business

Barclays Non-Core

	Nine months ended 30.09.16	Nine months ended 30.09.15
Income statement information	£m	£m	% Change
Net interest income	214	444	(52)
Net trading income	(1,241)	(308)
Net fee, commission and other income	477	799	(40)
Total income	(550)	935
Net claims and benefits incurred under insurance contracts	(195)	(255)	24
Total income net of insurance claims	(745)	680
Credit impairment charges and other provisions	(75)	(102)	26
Net operating (expenses)/income	(820)	578
Operating expenses	(1,168)	(1,403)	17
Litigation and conduct	(195)	(411)	53
Total operating expenses	(1,363)	(1,814)	25
Other net income/(expenses)	185	(267)
Loss before tax	(1,998)	(1,503)	(33)
Attributable loss	(1,418)	(1,210)	(17)

	As at 30.09.16	As at 30.06.16	As at 31.12.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	58.7	68.5	51.8
Derivative financial instrument assets	253.2	262.8	213.7
Derivative financial instrument liabilities	243.0	253.4	202.1
Reverse repurchase agreements and other similar secured lending	0.1	0.1	3.1
Financial assets designate at fair value	15.5	15.4	21.4
Total assets	359.8	379.1	325.8
Customer deposits[2]	16.0	17.4	20.9
Risk weighted assets	43.9	46.7	54.3

Performance measures	Nine months ended 30.09.16	Nine months ended 30.09.15
Average allocated tangible equity (£bn)	8.2	11.3
Period end allocated tangible equity (£bn)	7.2	10.2
Loan loss rate (bps)	16	21

Notable items	£m	£m
Provisions for UK customer redress	-	(65)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(201)
Losses on sale relating to the Spanish and Portuguese businesses	-	(222)
Total notable items	-	(488)

Analysis of income net of insurance claims	£m	£m	% Change
Businesses	558	910	(39)
Securities and loans	(799)	(155)
Derivatives	(504)	(75)
Total income net of insurance claims	(745)	680

1

As at 30 September 2016 loans and advances included £43.5bn (June 2016: £52.4bn) of loans and advances to customers (including settlement balances of £0.3bn (June 2016: £0.1bn) and cash collateral of £20.9bn (June 2016: £28.8bn) and loans and advances to banks of £15.2bn (June 2016: £16.1bn) (including settlement balances of £0.1bn (June 2016: £0.1bn) and cash collateral of £14.2bn (June 2016: £15.0bn)).

2	As at 30 September 2016 customer deposits included settlement balances of £0.2bn (June 2016: £0.1bn) and cash collateral of £14.8bn (June 2016: £14.5bn).

Barclays PLC	15

Discontinued Operation

On 1 March 2016, Barclays announced its intention to sell down the Group’s interest in BAGL. This sell down is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required. On 5 May 2016 Barclays executed the first tranche of the sell down of the Group’s interest in BAGL with the sale of 12.2% of BAGL’s issued share capital. Following completion of the sale, Barclays’ holding represents 50.1% of BAGL’s issued share capital.

The Africa Banking business meets the requirements for presentation as a discontinued operation. As such, these results have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interest in respect of the discontinued operation. Were the fair value of BAGL, based on its quoted share price, less estimated costs to sell, to fall below the carrying amount of the net assets of BAGL including goodwill on acquisition, a resulting impairment to Barclays’ stake in BAGL would also be recognised through these lines.

Africa Banking

	Nine months ended	Nine months ended
	30.09.16	30.09.15
Income statement information	£m	£m	% Change
Net interest income	1,543	1,482	4
Net fee, commission and other income	1,273	1,239	3
Total income	2,816	2,721	3
Net claims and benefits incurred under insurance contracts	(137)	(121)	(13)
Total income net of insurance claims	2,679	2,600	3
Credit impairment charges and other provisions	(340)	(260)	(31)
Net operating income	2,339	2,340	-
Total operating expenses	(1,618)	(1,590)	(2)
Other net income	4	4	-
Profit before tax	725	754	(4)
Profit after tax	520	525	(1)
Attributable profit	240	277	(13)

	As at	As at	As at
	30.09.16	30.06.16	31.12.15
Balance sheet information	£bn	£bn	£bn
Total assets[1]	61.1	56.0	47.9
Risk weighted assets[1]	39.9	36.1	31.7

1	Africa Banking assets held for sale and RWAs are reported in Head Office within Core.

Barclays PLC	16

Quarterly Results Summary

Barclays Group

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,446	5,972	5,041	4,448	5,481	6,461	5,650	4,097
Credit impairment charges and other provisions	(789)	(488)	(443)	(554)	(429)	(393)	(386)	(495)
Net operating income	4,657	5,484	4,598	3,894	5,052	6,068	5,264	3,602
Operating expenses	(3,581)	(3,425)	(3,747)	(3,547)	(3,552)	(3,557)	(3,067)	(3,696)
UK bank levy	-	-	-	(426)	-	-	-	(418)
Litigation and conduct	(741)	(447)	(78)	(1,722)	(699)	(927)	(1,039)	(1,089)
Total operating expenses	(4,322)	(3,872)	(3,825)	(5,695)	(4,251)	(4,484)	(4,106)	(5,203)
Other net income/(expenses)	502	(342)	20	(274)	(182)	(39)	(101)	(82)
Profit/(loss) before tax	837	1,270	793	(2,075)	619	1,545	1,057	(1,683)
Tax (charge)/credit	(328)	(467)	(248)	(164)	(133)	(324)	(528)	134
Profit/(loss) after tax in respect of continuing operations	509	803	545	(2,239)	486	1,221	529	(1,549)
Profit after tax in respect of discontinued operation	209	145	166	101	167	162	196	168

Attributable to:
Ordinary equity holders of the parent	414	677	433	(2,422)	417	1,146	465	(1,679)
Other equity holders	110	104	104	107	79	79	80	80
Non-controlling interests	194	167	174	177	157	158	180	218

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,324.0	1,351.3	1,248.9	1,120.0	1,236.5	1,196.7	1,416.4	1,357.9
Risk weighted assets	373.4	366.3	363.0	358.4	381.9	376.7	395.9	401.9
Leverage exposure	1,185.1	1,155.4	1,082.0	1,027.8	1,140.7	1,139.3	1,254.7	1,233.4

Performance measures
Return on average tangible shareholders’ equity	3.6%	5.8%	3.8%	(20.1%)	3.6%	9.8%	4.0%	(13.8%)
Average tangible shareholders’ equity (£bn)	49.4	48.3	48.3	47.8	47.6	47.2	48.1	48.3
Cost: income ratio	79%	65%	76%	128%	78%	69%	73%	127%
Loan loss rate (bps)	66	41	40	53	37	35	32	45
Basic earnings/(loss) per share	2.6p	4.2p	2.7p	(14.4p)	2.6p	7.0p	2.9p	(10.2p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit[1]	(264)	292	(109)	(175)	195	282	128	(62)
Gain on disposal of Barclays’ share of Visa Europe Limited[1]	-	615	-	-	-	-	-	-
Gains on US Lehman acquisition assets[1]	-	-	-	-	-	496	-	-
Revision of ESHLA valuation methodology[1]	-	-	-	-	-	-	-	(935)
Provisions for UK customer redress[2]	(600)	(400)	-	(1,450)	(290)	(850)	(182)	(200)
Provisions for ongoing investigations and litigation including Foreign Exchange[2]	-	-	-	(167)	(270)	-	(800)	(750)
Gain on valuation of a component of the defined retirement benefit liability[3]	-	-	-	-	-	-	429	-
Impairment of goodwill and other assets relating to businesses being disposed[3]	-	-	-	(96)	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses[4]	-	-	-	(261)	(201)	-	(118)	(82)
Total notable items	(864)	507	(109)	(2,149)	(566)	(72)	(543)	(2,029)

Excluding notable items, the Q316 Group return on average tangible equity was 10.1% (Q315: 6.7%) and the Group basic earnings per share was 7.4p (Q315: 4.8p).

1	Notable item recorded in total income net of insurance claims.
2	Notable item recorded in litigation and conduct.
3	Notable item recorded in operating expenses.
4	Notable item recorded in other net income/(expenses).

Barclays PLC	17

Quarterly Results Summary

Barclays Core1

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,605	6,316	5,283	4,516	5,265	6,219	5,428	4,791
Credit impairment charges and other provisions	(769)	(462)	(414)	(522)	(388)	(373)	(345)	(481)
Net operating income	4,836	5,854	4,869	3,994	4,877	5,846	5,083	4,310
Operating expenses	(3,270)	(3,057)	(3,258)	(2,992)	(3,094)	(3,061)	(2,618)	(3,076)
UK bank levy	-	-	-	(338)	-	-	-	(316)
Litigation and conduct	(639)	(420)	(12)	(1,634)	(419)	(819)	(1,015)	(1,004)
Total operating expenses	(3,909)	(3,477)	(3,270)	(4,964)	(3,513)	(3,880)	(3,633)	(4,396)
Other net income/(expenses)	4	(18)	9	(5)	13	14	(83)	6
Profit/(loss) before tax	931	2,359	1,608	(975)	1, 377	1,980	1,367	(80)
Tax charge	(522)	(696)	(485)	(92)	(299)	(474)	(614)	(172)
Profit/(loss) after tax	409	1,663	1,123	(1,067)	1,078	1,506	753	(253)
Non-controlling interests	(57)	(80)	(84)	(81)	(54)	(64)	(68)	(100)
Other equity holders	(95)	(89)	(89)	(92)	(63)	(61)	(65)	(64)
Attributable profit/(loss)	257	1,494	950	(1,240)	961	1,381	620	(417)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	964.3	972.2	883.6	794.2	862.0	830.5	919.4	855.5
Risk weighted assets	329.5	319.6	312.2	304.1	316.3	308.1	318.0	312.8

Performance measures
Return on average tangible equity	2.7%	15.0%	9.9%	(12.8%)	10.4%	15.5%	7.1%	(4.8%)
Average tangible equity (£bn)	41.8	40.4	39.3	38.1	37.5	35.9	35.6	34.0
Cost: income ratio	70%	55%	62%	110%	67%	62%	67%	92%
Loan loss rate (bps)	74	45	42	57	39	38	35	52
Basic earnings/(loss) per share	1.7p	9.0p	5.8p	(7.3p)	5.8p	8.4p	3.8p	(2.5p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit[2]	(264)	292	(109)	(175)	195	282	128	(62)
Gain on disposal of Barclays’ share of Visa Europe Limited[2]	-	615	-	-	-	-	-	-
Gains on US Lehman acquisition assets[2]	-	-	-	-	-	496	-	-
Provisions for UK customer redress[3]	(600)	(400)	-	(1,392)	(290)	(800)	(167)	(199)
Provisions for ongoing investigations and litigation including Foreign Exchange[3]	-	-	-	(167)	(69)	-	(800)	(750)
Gain on valuation of a component of the defined retirement benefit liability[4]	-	-	-	-	-	-	429	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses[5]	-	-	-	(15)	-	-	(97)	-
Total notable items	(864)	507	(109)	(1,749)	(164)	(22)	(507)	(1,011)

Excluding notable items, the Q316 Core return on average tangible equity was 10.4% (Q315: 11.3%) and the Core basic earnings per share was 6.5p (Q315: 6.4p).

1	Barclays Core represents the sum of three Operating Segments the results of which are outlined on page 10 to 14, each of which is prepared in accordance with IFRS 8 Operating Segments: Barclays UK, Barclays International and Head Office.
2	Notable item recorded in total income net of insurance claims.
3	Notable item recorded in litigation and conduct.
4	Notable item recorded in operating expenses.
5	Notable item recorded in other net income/(expenses).

Barclays PLC	18

Quarterly Results Summary

Barclays Non-Core

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	181	181	196	229	314	292	304	361
Securities and loans	(34)	(363)	(402)	(195)	(87)	-	(68)	(1,021)
Derivatives	(306)	(162)	(36)	(102)	(12)	(49)	(14)	(35)
Total income net of insurance claims	(159)	(344)	(242)	(68)	215	243	222	(695)
Credit impairment charges and other provisions	(20)	(26)	(29)	(32)	(41)	(20)	(41)	(13)
Net operating (expenses)/income	(179)	(370)	(271)	(100)	174	223	181	(708)
Operating expenses	(311)	(368)	(489)	(555)	(458)	(496)	(449)	(618)
UK bank levy	-	-	-	(88)	-	-	-	(102)
Litigation and conduct	(102)	(27)	(66)	(89)	(279)	(108)	(24)	(85)
Total operating expenses	(413)	(395)	(555)	(732)	(737)	(604)	(473)	(805)
Other net income/(expenses)	498	(324)	11	(268)	(195)	(54)	(18)	(90)
Loss before tax	(94)	(1,089)	(815)	(1,100)	(758)	(435)	(310)	(1,603)
Tax credit/(charge)	194	229	237	(72)	166	150	86	306
Profit/(loss) after tax	100	(860)	(578)	(1,172)	(592)	(285)	(224)	(1,297)
Non-controlling interests	(13)	(12)	(10)	(19)	(21)	(21)	(20)	(33)
Other equity holders	(15)	(15)	(15)	(17)	(15)	(18)	(14)	(17)
Attributable profit/(loss)	72	(887)	(603)	(1,208)	(628)	(324)	(258)	(1,347)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	58.7	68.5	55.4	51.8	57.1	60.4	73.1	70.7
Derivative financial instrument assets	253.2	262.8	249.7	213.7	243.3	223.9	305.6	288.9
Derivative financial instrument liabilities	243.0	253.4	239.1	202.1	235.0	216.7	299.6	280.6
Reverse repurchase agreements and other similar secured lending	0.1	0.1	0.7	3.1	8.5	16.7	43.7	50.7
Financial assets designated at fair value	15.5	15.4	23.4	21.4	22.8	22.1	25.0	25.5
Total assets	359.8	379.1	365.4	325.8	374.5	366.2	497.0	502.4
Customer deposits	16.0	17.4	19.3	20.9	25.8	27.9	29.9	30.8
Risk weighted assets	43.9	46.7	50.9	54.3	65.6	68.6	77.9	89.1

Performance measures
Average allocated tangible equity (£bn)	7.6	7.9	9.0	9.7	10.2	11.3	12.4	14.3
Period end allocated tangible equity (£bn)	7.2	7.8	8.5	8.5	10.2	10.1	11.7	13.1
Loan loss rate (bps)	13	14	21	25	27	13	17	10
Basic earnings/(loss) per share contribution	0.5p	(5.2p)	(3.6p)	(7.2p)	(3.7p)	(1.9p)	(1.5p)	(8.2p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Revision of ESHLA valuation methodology[1]	-	-	-	-	-	-	-	(935)
Provisions for UK customer redress[2]	-	-	-	(58)	-	(50)	(15)	(1)
Provisions for ongoing investigations and litigation including Foreign Exchange[2]	-	-	-	-	(201)	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed[3]	-	-	-	(96)	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian business[4]	-	-	-	(246)	(201)	-	(21)	(82)
Total notable items	-	-	-	(400)	(402)	(50)	(36)	(1,018)

Excluding notable items, the Non-Core basic earnings/(loss) per share was 0.5p (Q315: (2.1p)).

1	Notable item recorded in total income net of insurance claims.
2	Notable item recorded in litigation and conduct.
3	Notable item recorded in operating expenses.
4	Notable item recorded in other net income/(expenses).

Barclays PLC	19

Quarterly Core Results by Business

Barclays UK

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,943	1,943	1,803	1,834	1,874	1,804	1,831	1,882
Credit impairment charges and other provisions	(350)	(220)	(146)	(219)	(154)	(166)	(167)	(264)
Net operating income	1,593	1,723	1,657	1,615	1,720	1,638	1,664	1,618
Operating expenses	(904)	(947)	(952)	(920)	(925)	(970)	(649)	(1,041)
UK bank levy	-	-	-	(77)	-	-	-	(59)
Litigation and conduct	(614)	(399)	(1)	(1,466)	(76)	(801)	(168)	(211)
Total operating expenses	(1,518)	(1,346)	(953)	(2,463)	(1,001)	(1,771)	(817)	(1,311)
Other net (expenses)/income	-	(1)	-	1	1	1	(3)	(3)
Profit/(loss) before tax	75	376	704	(847)	720	(132)	844	304
Attributable (loss)/profit	(163)	141	467	(1,078)	541	(174)	664	208

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.6	166.0	166.2	166.1	166.7	166.1	166.0	165.3
Total assets	209.1	204.6	201.7	202.5	204.1	202.2	199.6	198.0
Customer deposits	185.5	181.7	179.1	176.8	173.4	171.6	168.7	168.3
Risk weighted assets	67.4	67.1	69.7	69.5	71.0	71.7	72.3	69.3

Performance measures
Return on average tangible equity	(7.1%)	6.6%	20.5%	(46.5%)	23.3%	(7.3%)	28.3%	9.3%
Average allocated tangible equity (£bn)	8.7	9.0	9.3	9.2	9.3	9.4	9.4	9.2
Cost: income ratio	78%	69%	53%	134%	53%	98%	45%	70%
Loan loss rate (bps)	82	52	34	51	36	40	40	62

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited[1]	-	151	-	-	-	-	-	-
Provisions for UK customer redress[2]	(600)	(400)	-	(1,391)	(73)	(800)	(167)	(199)
Gain on valuation of a component of the defined retirement benefit liability[3]	-	-	-	-	-	-	296	-
Total notable items	(600)	(249)	-	(1,391)	(73)	(800)	129	(199)

Excluding notable items, the Q316 Barclays UK return on average tangible equity was 21.1% (Q315: 25.8%).

1	Notable item recorded in total income net of insurance claims.
2	Notable item recorded in litigation and conduct.
3	Notable item recorded in operating expenses.

Barclays PLC	20

Quarterly Core Results by Business

Analysis of Barclays UK

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	970	1,068	919	945	938	905	927	955
Barclaycard Consumer UK	561	463	491	505	552	503	505	518
Wealth, Entrepreneurs & Business Banking	412	412	393	384	384	396	399	409
Total income	1,943	1,943	1,803	1,834	1,874	1,804	1,831	1,882

Analysis of credit impairment charges and other provisions
Personal Banking	(47)	(44)	(42)	(39)	(36)	(50)	(69)	(57)
Barclaycard Consumer UK	(291)	(169)	(105)	(176)	(111)	(106)	(95)	(185)
Wealth, Entrepreneurs & Business Banking	(12)	(7)	1	(4)	(7)	(10)	(3)	(22)
Total credit impairment charges and other provisions	(350)	(220)	(146)	(219)	(154)	(166)	(167)	(264)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	135.3	134.7	134.7	134.0	134.5	134.4	134.3	133.8
Barclaycard Consumer UK	16.2	16.2	16.0	16.2	15.9	15.8	15.7	15.8
Wealth, Entrepreneurs & Business Banking	15.1	15.1	15.5	15.9	16.3	15.9	16.0	15.7
Total loans and advances to customers at amortised cost	166.6	166.0	166.2	166.1	166.7	166.1	166.0	165.3

Analysis of customer deposits
Personal Banking	137.2	134.8	132.9	131.0	128.4	126.7	123.4	124.5
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	48.3	46.9	46.2	45.8	45.0	44.9	45.3	43.8
Total customer deposits	185.5	181.7	179.1	176.8	173.4	171.6	168.7	168.3

Barclays PLC	21

Quarterly Core Results by Business

Barclays International

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	3,851	4,039	3,513	2,968	3,223	4,102	3,454	2,945
Credit impairment charges and other provisions	(420)	(240)	(269)	(303)	(235)	(206)	(178)	(217)
Net operating income	3,431	3,799	3,244	2,665	2,988	3,896	3,276	2,728
Operating expenses	(2,337)	(2,074)	(2,221)	(2,007)	(2,059)	(2,027)	(1,936)	(2,014)
UK bank levy	-	-	-	(253)	-	-	-	(248)
Litigation and conduct	(17)	(10)	(4)	(151)	(302)	(12)	(845)	(786)
Total operating expenses	(2,354)	(2,084)	(2,225)	(2,411)	(2,361)	(2,039)	(2,781)	(3,048)
Other net income	8	11	8	8	9	13	15	7
Profit/(loss) before tax	1,085	1,726	1,027	262	636	1,870	510	(313)
Attributable profit/(loss)	623	1,171	575	(24)	422	1,376	(16)	(673)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	233.7	230.6	215.9	184.1	220.3	210.5	224.7	193.6
Trading portfolio assets	73.8	68.1	64.3	61.9	72.8	75.3	92.7	87.3
Derivative financial instrument assets	155.6	181.4	150.1	111.5	133.7	116.0	172.8	149.6
Derivative financial instrument liabilities	160.5	187.5	155.4	119.0	142.0	124.8	182.3	157.3
Reverse repurchase agreements and other similar secured lending	17.3	19.7	19.1	24.7	68.0	57.4	57.1	62.9
Financial assets designated at fair value	72.0	68.3	59.6	46.8	5.6	5.6	5.2	5.7
Total assets	681.9	679.9	618.4	532.2	596.1	566.1	656.2	596.5
Customer deposits	224.1	226.5	213.1	185.6	207.0	197.7	206.2	188.2
Risk weighted assets	214.6	209.3	202.2	194.8	204.0	195.4	202.6	201.7

Performance measures
Return on average tangible equity	10.0%	19.2%	9.5%	(0.2%)	7.0%	22.5%	(0.1%)	(10.4%)
Average allocated tangible equity (£bn)	25.7	24.8	25.1	24.9	24.7	24.7	25.3	25.6
Cost: income ratio	61%	52%	63%	81%	73%	50%	81%	103%
Loan loss rate (bps)	71	41	50	65	42	38	32	44

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited[1]	-	464	-	-	-	-	-	-
Gains on US Lehman acquisition assets[1]	-	-	-	-	-	496	-	-
Provisions for UK customer redress[2]	-	-	-	-	(218)	-	-	-
Provisions for ongoing investigations and litigation including Foreign Exchange[2]	-	-	-	(145)	(39)	-	(800)	(750)
Gain on valuation of a component of the defined retirement benefit liability[3]	-	-	-	-	-	-	133	-
Total notable items	-	464	-	(145)	(257)	496	(667)	(750)

Excluding notable items, the Q316 Barclays International return on average tangible equity was 10.0% (Q315: 9.6%).

1	Notable item recorded in total income net of insurance claims.
2	Notable item recorded in litigation and conduct.
3	Notable item recorded in operating expenses.

Barclays PLC	22

Quarterly Core Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	333	269	322	195	191	218	220	117
Equities	461	406	513	319	416	588	589	418
Macro	614	612	573	382	487	582	657	436
Markets	1,408	1,287	1,408	896	1,094	1,388	1,466	971
Banking fees	644	622	481	458	501	580	548	529
Corporate lending	284	312	296	312	377	387	285	334
Transactional banking	458	390	408	415	419	416	413	404
Banking	1,386	1,324	1,185	1,185	1,297	1,383	1,246	1,267
Other	1	-	3	16	(17)	495	1	(4)
Total income	2,795	2,611	2,596	2,097	2,374	3,266	2,713	2,234
Credit impairment (charges)/releases and other provisions	(38)	(37)	(95)	(83)	(75)	(42)	1	(26)
Total operating expenses	(1,872)	(1,665)	(1,800)	(1,962)	(1,940)	(1,605)	(2,422)	(2,614)
Profit/(loss) before tax	885	909	701	52	358	1,620	292	(408)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	182.5	178.4	172.6	167.3	177.4	170.0	177.1	175.2

Performance measures
Return on average tangible equity	9.2%	9.5%	7.3%	(2.5%)	4.5%	22.3%	(2.5%)	(12.8%)
Average allocated tangible equity (£bn)	21.9	21.3	21.6	21.8	21.7	21.7	22.3	22.5

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,056	1,428	917	871	849	836	741	711
Credit impairment charges and other provisions	(382)	(203)	(174)	(219)	(160)	(165)	(179)	(190)
Total operating expenses	(482)	(419)	(425)	(449)	(421)	(434)	(359)	(434)
Profit before tax	200	817	326	210	278	250	218	93

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	36.8	35.4	32.9	32.1	30.6	29.6	29.8	29.7
Customer deposits	48.3	46.9	44.2	41.8	39.8	38.4	40.1	37.9
Risk weighted assets	32.1	30.9	29.6	27.5	26.6	25.4	25.5	26.6

Performance measures
Return on average tangible equity	14.8%	77.9%	23.4%	15.3%	24.7%	23.4%	17.5%	6.6%
Average allocated tangible equity (£bn)	3.7	3.5	3.4	3.2	3.1	3.0	3.0	3.1

Barclays PLC	23

Quarterly Core Results by Business

Head Office

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	(189)	334	(33)	(285)	169	312	142	(36)
Credit impairment releases/(charges) and other provisions	1	(2)	1	-	1	(1)	-	-
Net operating (expenses)/income	(188)	332	(32)	(285)	170	311	142	(36)
Operating expenses	(29)	(36)	(85)	(64)	(110)	(64)	(34)	(21)
UK bank levy	-	-	-	(8)	-	-	-	(9)
Litigation and conduct	(8)	(11)	(7)	(17)	(42)	(6)	(1)	(7)
Total operating expenses	(37)	(47)	(92)	(89)	(152)	(70)	(35)	(37)
Other net (expenses)/income	(4)	(28)	1	(14)	2	1	(95)	3
(Loss)/profit before tax	(229)	257	(123)	(388)	20	242	12	(70)
Attributable (loss)/profit	(203)	182	(92)	(140)	(1)	180	(28)	47

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets[1]	73.3	87.7	63.4	59.4	61.8	62.2	63.6	61.0
Risk weighted assets[1]	47.5	43.2	40.3	39.7	41.3	41.0	43.1	41.8

Performance measures
Average allocated tangible equity (£bn)	7.4	6.6	5.0	3.9	3.4	1.8	0.9	(0.8)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit[2]	(264)	292	(109)	(175)	195	282	128	(62)
Provisions for ongoing investigations and litigation including Foreign Exchange[3]	-	-	-	(23)	(29)	-	-	-
Provisions for UK customer redress[3]	-	-	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses[4]	-	-	-	(15)	-	-	(97)	-
Total notable items	(264)	292	(109)	(213)	166	282	31	(62)

1	Includes Africa Banking assets held for sale and RWAs.
2	Notable item recorded in total income net of insurance claims.
3	Notable item recorded in litigation and conduct.
4	Notable item recorded in other net income/(expenses).

Barclays PLC	24

Discontinued Quarterly Results

Africa Banking

	Q316	Q216	Q116	Q415	Q315	Q215	Q115	Q414
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	982	879	818	814	822	870	908	925
Credit impairment charges and other provisions	(96)	(133)	(111)	(93)	(66)	(103)	(91)	(79)
Net operating income	886	746	707	721	756	767	817	846
Operating expenses	(598)	(543)	(477)	(501)	(515)	(536)	(539)	(585)
UK bank levy	-	-	-	(50)	-	-	-	(44)
Litigation and conduct	-	-	-	-	-	-	-	(1)
Total operating expenses	(598)	(543)	(477)	(551)	(515)	(536)	(539)	(630)
Other net income	2	1	1	3	1	1	2	2
Profit before tax	290	204	231	173	242	232	280	218
Profit after tax	209	145	166	101	167	162	196	168
Attributable profit	85	70	86	25	85	88	104	85

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets[1]	61.1	56.0	52.7	47.9	50.2	52.2	55.9	53.7
Risk weighted assets[1]	39.9	36.1	33.9	31.7	33.8	34.4	37.3	36.7

1	Africa Banking assets held for sale and RWAs are reported in Head Office within Core.

Barclays PLC	25

Performance Management

Margins and balances

	Nine months ended 30.09.16			Nine months ended 30.09.15
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,546	167,306	3.63	4,464	167,663	3.56
Barclays International[1]	3,113	85,110	4.89	2,760	80,956	4.56
Total Barclays UK and Barclays International	7,659	252,416	4.05	7,224	248,619	3.88
Other[2]	355			658
Total net interest income[3]	8,014			7,882

1	Excludes Investment Banking related balances.
2	Other includes Investment Banking related balances, Head Office and Barclays Non-Core.
3	Group NII included net structural hedge contributions of £1.0bn (Q315 YTD: £1.0bn).

Quarterly analysis for Barclays UK and Barclays International	Three months ended 30.09.16
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,569	167,713	3.72
Barclays International[1]	1,139	88,443	5.12
Total Barclays UK and Barclays International	2,708	256,156	4.21
	Three months ended 30.06.16
Barclays UK	1,476	166,691	3.56
Barclays International[1]	1,000	84,628	4.75
Total Barclays UK and Barclays International	2,476	251,319	3.96
	Three months ended 31.03.16
Barclays UK	1,501	166,727	3.62
Barclays International[1]	974	85,010	4.61
Total Barclays UK and Barclays International	2,475	251,737	3.95
	Three months ended 31.12.15
Barclays UK	1,509	167,405	3.58
Barclays International[1]	965	83,342	4.59
Total Barclays UK and Barclays International	2,474	250,747	3.91
	Three months ended 30.09.15
Barclays UK	1,499	167,936	3.54
Barclays International[1]	947	91,311	4.62
Total Barclays UK and Barclays International	2,446	249,247	3.89

1	Excludes Investment Banking related balances.

Barclays PLC	26

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

As at 30.09.16	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit risk loans	CRLs % of gross loans and advances	Loan impairment charges[1]	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Barclays UK	155,559	1,594	153,965	2,218	1.4	698	60
Barclays International	30,328	1,289	29,039	1,115	3.7	753	332
Head Office	-	-	-	-	-	-	-
Barclays Core	185,887	2,883	183,004	3,333	1.8	1,451	104
Barclays Non-Core	11,180	433	10,747	944	8.4	62	74
Total Group retail	197,067	3,316	193,751	4,277	2.2	1,513	103

Barclays UK	15,358	274	15,084	649	4.2	18	16
Barclays International	205,356	654	204,702	1,386	0.7	174	11
Head Office	7,682	-	7,682	-	-	-	-
Barclays Core	228,396	928	227,468	2,035	0.9	192	11
Barclays Non-Core	48,256	281	47,975	427	0.9	9	2
Total Group wholesale	276,652	1,209	275,443	2,462	0.9	201	10

Group total	473,719	4,525	469,194	6,739	1.4	1,714	48

Traded loans	3,208	n/a	3,208
Loans and advances designated at fair value	11,979	n/a	11,979
Loans and advances held at fair value	15,187	n/a	15,187

Total loans and advances	488,906	4,525	484,381

As at 31.12.15
Barclays UK	153,539	1,556	151,983	2,238	1.5	682	44
Barclays International	26,041	896	25,145	863	3.3	714	274
Head Office[2]	-	-	-	-	-	-	-
Barclays Core	179,580	2,452	177,128	3,101	1.7	1,396	78
Barclays Non-Core	12,588	465	12,123	936	7.4	139	110
Total Group retail	192,168	2,917	189,251	4,037	2.1	1,535	80

Barclays UK	16,400	312	16,088	636	3.9	24	15
Barclays International	159,776	617	159,159	1,331	0.8	201	13
Head Office[2]	5,767	-	5,767	-	-	-	-
Barclays Core	181,943	929	181,014	1,967	1.1	225	12
Barclays Non-Core	39,979	336	39,643	441	1.1	(16)	(4)
Total Group wholesale	221,922	1,265	220,657	2,408	1.1	209	9

Group total	414,090	4,182	409,908	6,445	1.6	1,744	42

Traded loans	2,474	n/a	2,474
Loans and advances designated at fair value	17,913	n/a	17,913
Loans and advances held at fair value	20,387	n/a	20,387

Total loans and advances	434,477	4,182	430,295

1	Excluding impairment charges on available for sale investments and reverse repurchase agreements. Q316 impairment charges represent 9 months charge, whereas December 2015 impairment charges represent 12 months charge.
2	Excludes Africa Banking discontinued operation.

Barclays PLC	27

Condensed Consolidated Financial Statements

Consolidated summary income statement

	Nine months ended 30.09.16	Nine months ended 30.09.15
	£m	£m
Total income net of insurance claims	16,459	17,592
Credit impairment charges and other provisions	(1,720)	(1,208)
Net operating income	14,739	16,384

Operating expenses	(10,753)	(10,176)
Litigation and conduct	(1,266)	(2,665)
Operating expenses	(12,019)	(12,841)

Other net income/(expenses)	180	(322)
Profit before tax	2,900	3,221
Tax charge	(1,043)	(985)
Profit after tax in respect of continuing operations	1,857	2,236

Profit after tax in respect of discontinued operation	520	525
Profit after tax	2,377	2,761

Attributable to:
Ordinary equity holders of the parent	1,524	2,028
Other equity holders	318	238
Total equity holders	1,842	2,266
Non-controlling interests in respect of continuing operations	255	247
Non-controlling interests in respect of discontinued operation	280	248
Profit after tax	2,377	2,761

Earnings per share
Basic earnings per ordinary share[1]	9.6p	12.4p

1	The profit after tax attributable to other equity holders of £318m (Q315 YTD: £238m) is offset by a tax credit recorded in reserves of £89m (Q315 YTD: £48m). The net amount of £229m (Q315 YTD: £190m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Barclays PLC	28

Condensed Consolidated Financial Statements

Consolidated summary balance sheet

	As at	As at
	30.09.16	31.12.15

Assets	£m	£m
Cash and balances at central banks	91,984	49,711
Items in the course of collection from other banks	1,126	1,011
Trading portfolio assets	80,522	77,348
Financial assets designated at fair value	94,052	76,830
Derivative financial instruments	409,858	327,709
Financial investments	68,756	90,267
Loans and advances to banks	49,758	41,349
Loans and advances to customers	419,436	399,217
Reverse repurchase agreements and other similar secured lending	17,444	28,187
Goodwill and intangible assets	7,517	8,222
Non current assets classified as held for sale	72,301	7,364
Other assets	11,282	12,797
Total assets	1,324,036	1,120,012

Liabilities
Deposits from banks	64,515	47,080
Items in the course of collection due to other banks	863	1,013
Customer accounts	438,510	418,242
Repurchase agreements and other similar secured borrowing	23,098	25,035
Trading portfolio liabilities	35,524	33,967
Financial liabilities designated at fair value	111,579	91,745
Derivative financial instruments	404,421	324,252
Debt securities in issue[1]	70,297	69,150
Subordinated liabilities	23,605	21,467
Non current liabilities classified as held for sale	66,917	5,997
Other liabilities	14,587	16,200
Total liabilities	1,253,916	1,054,148

Equity
Called up share capital and share premium	21,812	21,586
Other reserves	6,341	1,898
Retained earnings	29,334	31,021
Shareholders’ equity attributable to ordinary shareholders of the parent	57,487	54,505
Other equity instruments	6,442	5,305
Total equity excluding non-controlling interests	63,929	59,810
Non-controlling interests	6,191	6,054
Total equity	70,120	65,864

Total liabilities and equity	1,324,036	1,120,012

1	Debt securities in issue include covered bonds of £12,482m (December 2015: £12,300m).

Barclays PLC	29

Condensed Consolidated Financial Statements

Consolidated statement of changes in equity

Nine months ended 30.09.16	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity

	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	318	-	1,284	1,602	255	1,857
Other comprehensive profit after tax for the period	-	-	3,787	(1,743)	2,044	3	2,047
Total comprehensive income net of tax from continuing operations	-	318	3,787	(459)	3,646	258	3,904
Total comprehensive income net of tax from discontinued operation	-	-	646	240	886	933	1,819
Total comprehensive income for the period	-	318	4,433	(219)	4,532	1,191	5,723
Issue of shares	226	-	-	373	599	-	599
Issue and exchange of equity instruments	-	1,132	-	-	1,132	-	1,132
Dividends	-	-	-	(757)	(757)	(464)	(1,221)
Coupons paid on other equity instruments	-	(318)	-	89	(229)	-	(229)
Redemption and buy back of capital instruments[1]	-	-	-	(417)	(417)	(1,170)	(1,587)
Treasury shares	-	-	10	(404)	(394)	-	(394)
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other movements	-	5	-	(3)	2	(21)	(19)
Balance as at 30 September 2016	21,812	6,442	6,341	29,334	63,929	6,191	70,120

Three months ended 30.09.16
Balance as at 1 July 2016	21,763	5,314	5,695	30,082	62,854	6,566	69,420
Profit after tax	-	110	-	330	440	69	509
Other comprehensive profit after tax for the period	-	-	563	(981)	(418)	1	(417)
Total comprehensive income net of tax from continuing operations	-	110	563	(651)	22	70	92
Total comprehensive income net of tax from discontinued operation	-	-	68	84	152	371	523
Total comprehensive income for the period	-	110	631	(567)	174	441	615
Issue of shares	49	-	-	147	196	-	196
Issue and exchange of equity instruments	-	1,132	-	-	1,132	-	1,132
Dividends	-	-	-	(169)	(169)	(184)	(353)
Coupons paid on other equity instruments	-	(110)	-	31	(79)	-	(79)
Redemption and buy back of capital instruments[1]	-	-	-	(164)	(164)	(620)	(784)
Treasury shares	-	-	15	(20)	(5)	-	(5)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-
Other movements	-	(4)	-	(6)	(10)	(12)	(22)
Balance as at 30 September 2016	21,812	6,442	6,341	29,334	63,929	6,191	70,120

					As at 30.09.16	As at 30.06.16	As at 31.12.15
Other reserves					£m	£m	£m
Currency translation reserve					2,414	1,699	(623)
Available for sale reserve					17	7	317
Cash flow hedging reserve					2,957	3,051	1,261
Other[2]					953	938	943
Total					6,341	5,695	1,898

1	Redemption and buy back of capital instruments is made up of £408m relating to the redemption of preference shares and £9m relating to the buy back of Upper Tier 2 notes.
2	As at 30 September 2016, there was a credit balance of £1,011m (June 2016: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issued by the group and a debit balance of £58m (June 2016: £73m debit) in other reserves relating to treasury shares.

Barclays PLC	30

Capital

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio requirement and, phased in from 2016, a Combined Buffer Requirement currently expected to comprise of a Capital Conservation Buffer (CCB) of 2.5% and a Globally Systemically Important Institution (G-SII) buffer of 2%. In addition, Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2016 based on a point in time assessment is 3.9% of which 56% will need to be met in CET1 form, equating to approximately 2.2% of RWAs. The Pillar 2A requirement is subject to at least annual review, and all capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

In addition, a Counter-Cyclical Capital Buffer (CCCB) is required. On 22 September 2016 the Financial Policy Committee reaffirmed that it expects to maintain a CCCB of 0% on UK exposures until at least June 2017. Other national authorities also determine the appropriate CCCBs that should be applied to exposures in their jurisdiction. During 2016, CCCBs started to apply for Barclays’ exposures to other jurisdictions; however based on current exposures these are not material.

As at 30 September 2016, Barclays’ CET1 ratio was 11.6% which exceeds the 2016 transitional minimum requirement of 7.8% including the minimum 4.5% CET1 ratio requirement, 2.2% of Pillar 2A, a 0.625% CCB buffer, a 0.5% G-SII buffer and a 0% CCCB.

Capital ratios	As at 30.09.16	As at 30.06.16	As at 31.12.15
Fully loaded CET1[1,2]	11.6%	11.6%	11.4%
PRA Transitional Tier 1[3,4]	14.8%	14.6%	14.7%
PRA Transitional Total Capital[3,4]	18.8%	18.7%	18.6%

Capital resources	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests) per the balance sheet	63,929	62,854	59,810
Less: other equity instruments (recognised as AT1 capital)	(6,442)	(5,314)	(5,305)
Adjustment to retained earnings for foreseeable dividends	(276)	(297)	(631)
Minority interests (amount allowed in consolidated CET1)	1,695	1,501	950

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,742)	(2,092)	(1,602)
Goodwill and intangible assets	(8,847)	(8,552)	(8,234)
Deferred tax assets that rely on future profitability excluding temporary differences	(623)	(670)	(855)
Fair value reserves related to gains or losses on cash flow hedges	(2,952)	(3,046)	(1,231)
Excess of expected losses over impairment	(1,272)	(1,475)	(1,365)
Gains or losses on liabilities at fair value resulting from own credit	72	(177)	127
Defined-benefit pension fund assets	(40)	(204)	(689)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(57)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(49)	-	-
Other regulatory adjustments	(226)	(121)	(177)
Fully loaded CET1 capital	43,177	42,357	40,741

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	6,442	5,314	5,305
Qualifying AT1 capital (including minority interests) issued by subsidiaries	5,658	5,885	6,718
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital[5]	11,970	11,069	11,893
PRA Transitional Tier 1 capital	55,147	53,426	52,634

Tier 2 (T2) capital
Capital instruments and related share premium accounts	3,631	2,890	1,757
Qualifying T2 capital (including minority interests) issued by subsidiaries	11,664	12,366	12,389
Other regulatory adjustments and deductions	(254)	(254)	(253)
PRA Transitional total regulatory capital	70,188	68,428	66,527

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.8% based on £47.8bn of transitional CRD IV CET1 capital and £373bn of RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£47.8bn) divided by CRD IV RWAs. The following transitional relief are added back to CET1 capital: Goodwill and Intangibles (£3.5bn), Deferred tax asset (£0.2bn), Debt valuation adjustment (£0.1bn), Expected losses over impairment (£0.5bn) and Excess minority interest (0.2bn).
3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4	As at 30 September 2016, Barclays’ fully loaded Tier 1 capital was £49,930m, and the fully loaded Tier 1 ratio was 13.4%. Fully loaded total regulatory capital was £66,185m and the fully loaded total capital ratio was 17.7%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

Barclays PLC	31

Capital

5	Of the £12bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £6.4bn capital instruments and related share premium accounts, £0.4bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Barclays PLC	32

Capital

Movement in CET1 capital	Three months ended 30.09.16 £m	Nine months ended 30.09.16 £m
Opening CET1 capital	42,357	40,741

Profit for the period attributable to equity holders	524	1,842
Own credit	249	(55)
Dividends paid and foreseen	(228)	(631)
Increase in retained regulatory capital generated from earnings	545	1,156

Net impact of share schemes	191	205
Available for sale reserves	10	(300)
Currency translation reserves	715	3,037
Other reserves	(153)	(781)
Increase in other qualifying reserves	763	2,161

Retirement benefit reserve	(997)	(1,756)
Defined-benefit pension fund asset deduction	164	649
Net impact of pensions	(833)	(1,107)

Minority interests	194	745
Additional value adjustments (PVA)	350	(140)
Goodwill and intangible assets	(295)	(613)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	47	232
Excess of expected loss over impairment	203	93
Direct and indirect holdings by an institution of own CET1 instruments	-	7
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(49)	(49)
Other regulatory adjustments	(105)	(49)
Increase in regulatory capital due to adjustments and deductions	345	226

Closing CET1 capital	43,177	43,177

●

The CET1 ratio improved to 11.6% (December 2015: 11.4%) primarily driven by an increase in CET1 capital of £2.4bn to £43.2bn as a result of strong profits of £1.8bn generated in the year, after absorbing the impact of notable items. Overall, regulatory capital generated from earnings increased CET1 capital by £1.2bn. Other significant movements in the year were:

–

A £2.2bn increase in other qualifying reserves including a £3bn increase in the currency translation reserve as USD, EUR and ZAR strengthened against GBP; partially offset by a £0.4bn decrease as a result of preference share redemptions and a £0.3bn decrease in AFS reserve

–

A £1.1bn decrease, net of tax, as a result of movements relating to pensions. The UKRF, which is the Group’s main pension scheme, moved from a £0.8bn surplus to a £1.1bn deficit. The movement was driven by an increase in the liability values, mainly due to a decrease in the discount rate to 2.31%pa (2015: 3.82%pa). The increase in liabilities was partially offset by an increase in asset values driven by higher asset performance relative to the discount rate and the removal of the capital deduction for the UKRF assets in December 2015

●

Transitional AT1 capital remained flat in the period as the redemption of £1.2bn of end point non qualifying preference shares and tier one notes was offset by the issuance of $1.5bn of end point qualifying AT1 capital instruments

Barclays PLC	33

Risk Weighted Assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk			Market risk			Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement Risk	CVA	Std	IMA
As at 30.09.16	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	5,886	49,183	9	-	-	39	-	-	12,293	67,410
Barclays International	51,498	82,020	14,201	13,945	82	4,931	11,485	8,900	27,538	214,600
Head Office[1]	8,527	25,174	43	1,088	-	844	580	2,560	8,685	47,501
Barclays Core	65,911	156,377	14,253	15,033	82	5,814	12,065	11,460	48,516	329,511
Barclays Non-Core	7,009	11,037	1,740	7,435	2	4,287	695	3,526	8,144	43,875
Barclays Group	72,920	167,414	15,993	22,468	84	10,101	12,760	14,986	56,660	373,386

As at 30.06.16
Barclays UK	5,795	48,656	10	-	-	83	-	-	12,574	67,118
Barclays International	50,607	82,219	11,754	14,401	57	4,078	9,923	9,008	27,257	209,304
Head Office[1]	8,038	22,954	33	935	-	524	414	2,279	8,003	43,180
Barclays Core	64,440	153,829	11,797	15,336	57	4,685	10,337	11,287	47,834	319,602
Barclays Non-Core	7,335	10,813	1,911	9,797	1	3,163	782	4,038	8,826	46,666
Barclays Group	71,775	164,642	13,708	25,133	58	7,848	11,119	15,325	56,660	366,268

As at 31.12.15
Barclays UK	6,562	50,763	26	-	-	-	-	-	12,174	69,525
Barclays International	45,892	77,275	10,463	11,055	516	3,406	8,373	10,196	27,657	194,833
Head Office[1]	8,291	20,156	54	538	8	382	399	1,903	8,003	39,734
Barclays Core	60,745	148,194	10,543	11,593	524	3,788	8,772	12,099	47,834	304,092
Barclays Non-Core	8,704	12,797	1,653	9,430	1	7,480	1,714	3,679	8,826	54,284
Barclays Group	69,449	160,991	12,196	21,023	525	11,268	10,486	15,778	56,660	358,376

1	Includes Africa Banking discontinued operation.

Movement analysis of risk weighted assets

	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.16	230.4	33.7	37.6	56.7	358.4
Book size	1.1	6.5	0.5	-	8.1
Acquisitions and disposals	(4.7)	-	-	-	(4.7)
Book quality	(0.4)	-	0.6	-	0.2
Model updates	(2.9)	(2.0)	(0.3)	-	(5.2)
Methodology and policy	(0.2)	0.2	(0.5)	-	(0.5)
Foreign exchange movements[1]	17.0	0.1	-	-	17.1
As at 30.09.16	240.3	38.5	37.9	56.7	373.4

1	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs increased £15.0bn to £373.4bn, due to:

●	Book size increased RWAs by £8.1bn primarily driven by increased trading activity as well as an increase in the fair value of derivative exposures in Barclays International and Non-Core

●	Acquisitions and disposals decreased RWAs by £4.7bn primarily driven by rundown in Non-Core, including the sale of Portuguese and Italian businesses

●	Model updates decreased RWAs by £5.2bn primarily driven by model changes in Barclays UK following approval from the PRA

●	Foreign exchange movements increased RWAs by £17.1bn due to the appreciation of ZAR, USD and EUR against GBP

Barclays PLC	34

Leverage

Leverage ratio and exposures

Effective 1 January 2016, Barclays is required to disclose a leverage ratio and an average leverage ratio applicable to the Group:

–

The leverage ratio is consistent with the December 2015 method of calculation and has been included in the table below. The calculation uses the end point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure. The current expected minimum fully loaded requirement is 3%, but this could be impacted by the Basel Consultation on the Leverage Framework

–

The average leverage ratio as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook is calculated as the capital measure divided by the exposure measure, where the capital and exposure measure is based on the average of the last day of each month in the quarter. The expected end point minimum requirement is 3.7% comprising of the 3% minimum requirement, a fully phased in G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB)

At 30 September 2016, Barclays’ leverage ratio was 4.2% (December 2015: 4.5%) which was consistent with the average leverage ratio of 4.2%, which exceeds the transitional minimum requirement for Barclays of 3.175%, comprising of the 3% minimum requirement and a phased in G-SII ALRB. This already exceeds the expected end point minimum requirement of 3.7%.

In August 2016, the PRA implemented the Financial Policy Committee’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency. The revised definition will flow through to firms’ obligations with regards to the minimum leverage ratio requirement, the countercyclical leverage ratio buffer and the additional leverage ratio buffer. Our reported leverage ratio and average leverage ratio disclosed below is unaffected by this announcement as firm’s are required to continue to disclose on the existing rules. The impact of the FPC’s recommendations would have been an improvement to the headroom of c.20bps for the reported leverage ratio and c.10bps for the average leverage ratio.

Leverage exposure	As at 30.09.16 £bn	As at 30.06.16 £bn	As at 31.12.15 £bn

Accounting assets
Derivative financial instruments	410	445	328
Cash collateral	74	79	62
Reverse repurchase agreements and other similar secured lending	17	20	28
Financial assets designated at fair value[1]	94	89	77
Loans and advances and other assets	729	718	625
Total IFRS assets	1,324	1,351	1,120

Regulatory consolidation adjustments	(8)	(10)	(10)

Derivatives adjustments
Derivatives netting	(373)	(402)	(293)
Adjustments to cash collateral	(59)	(64)	(46)
Net written credit protection	20	19	15
Potential Future Exposure (PFE) on derivatives	143	142	129
Total derivatives adjustments	(269)	(305)	(195)

Securities financing transactions (SFTs) adjustments	36	18	16

Regulatory deductions and other adjustments	(16)	(16)	(14)
Weighted off-balance sheet commitments	118	117	111
Total leverage exposure	1,185	1,155	1,028

Fully loaded CET 1 capital	43.2	42.4	40.7
Fully loaded AT1 capital	6.8	5.6	5.4
Fully loaded Tier 1 capital	49.9	47.9	46.2

Leverage ratio	4.2%	4.2%	4.5%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £78bn (December 2015: £50bn).

Barclays PLC	35

Leverage

The leverage ratio decreased to 4.2% (December 2015: 4.5%) primarily driven by an increase in the leverage exposure of £157bn to £1,185bn partially offset by a £3.8bn increase in fully loaded Tier 1 capital to £49.9bn (December 2015: £46.2bn):

●

Loans and advances and other assets increased by £104bn to £729bn. The increase was primarily driven by a £42bn increase in cash and balances at central banks due to an increase in the cash element of the Group liquidity pool, a £25bn increase in settlement balances following increased client activity, lending growth of £20bn within Barclays International and Barclays UK, and a £14bn increase in Africa banking assets held for sale reflecting the appreciation of ZAR against GBP

●	Reverse repurchase agreements increased £17bn to £95bn, primarily due to an increase in matched book trading

●	SFT adjustments increased by £20bn to £36bn, primarily as a result of a change in treatment of securities pre-positioned for use against undrawn central bank lending facilities

●	PFE on derivatives increased by £14bn to £143bn primarily driven by the appreciation of major currencies against GBP, partially offset by compression activity, sale of positions and maturity of trades

●	Weighted off balance sheet commitments increased by £7bn to £118bn primarily driven the appreciation of major currencies against GBP

The average leverage exposure measure for Q316 was £1,195bn resulting in an average leverage ratio of 4.2%. The CET1 capital held against the 0.175% transitional G-SII ALRB was £2.1bn. There is no current impact for the CCLB for the group.

Barclays PLC	36

Shareholder Information

Results timetable[1]	Date
2016 Full Year Results and Audited Annual Report	23 February 2017

Exchange rates[2]	30.09.16	30.06.16	30.09.15
Period end - USD/GBP	1.30	1.34	1.51
YTD Average - USD/GBP	1.39	1.43	1.53
3 Month average - USD/GBP	1.31	1.43	1.55
Period end - EUR/GBP	1.16	1.21	1.36
YTD average - EUR/GBP	1.25	1.29	1.37
3 Month average - EUR/GBP	1.18	1.27	1.39
Period end - ZAR/GBP	17.83	19.63	20.97
YTD average - ZAR/GBP	20.92	22.17	18.81
3 Month average - ZAR/GBP	18.47	21.51	20.08

Share price data	30.09.16	30.06.16	30.09.15
Barclays PLC (p)	167.80	138.60	244.15
Barclays PLC number of shares (m)	16,943	16,913	16,784
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	151.00	144.08	170.20
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0371 384 20553 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding public holidays in England and Wales.

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Notes

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are treated as additional tier 1 (AT1) capital in the context of CRD IV.

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) the Advanced Measurement Approach (AMA). Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa (excluding the Egypt and Zimbabwe businesses transferred to Barclays Non-Core). The Africa head office function is also included in Barclays Africa. This combined Barclays Africa business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting Barclays Africa business comprises the Barclays Africa Group Limited (BAGL) listed entity.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency.

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Notes

When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average exposure measure’ Calculated as the average exposure measure for the quarter, where the average is based on the exposure measure on the last day of each month in the quarter.

‘Average leverage ratio’ As per the updated PRA rulebook, is calculated as the average capital measure divided by the average exposure measure for the quarter, where the average is based on the capital and exposure measure on the last day of each month in the quarter.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + … ) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays Core’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions), along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Core Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business;

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the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions). See also ‘Barclays Non-Core’.

‘Barclays International’ The division of Barclays which will not ultimately be ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’.

‘Barclays UK’ The division of Barclays which will ultimately be ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘BCBS 270 leverage exposure’ The denominator of the internationally agreed Basel III leverage ratio. The exposure measure makes certain adjustments to total assets under IFRS in accordance with the requirements stated in BCBS 270 (“Basel III leverage ratio framework and disclosure requirements”).

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

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‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET 1 ratio, Tier 1 capital ratio and Total capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

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‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer and the GSII Buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a type of capital as defined by the Capital Requirements Regulation, predominantly consisting of common equity.

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s core tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

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‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative to total income net of insurance claims.

‘Counter-Cyclical Capital Buffer (CCCB)’ CET1 Capital of up to 2.5% of Risk Weighted Assets that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all PRA regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the FPC. The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies,

‘Counterparty credit risk’ In the context of Risk Weighted Assets, a component of Risk Weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the Credit risk disclosures, impairment allowances as a percentage of Credit Risk Loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

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‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual

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obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank.

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

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‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

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‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

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Notes

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as Common Equity Tier 1 capital divided by Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due (Liquidity Risk), rating agency methodology changes or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Globally-Systemically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified a group of 30 globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

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Notes

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap.

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Notes

transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

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‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Leverage ratio’ A measure of the Group’s Tier 1 capital to total leverage exposure under CRD IV.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts calculated for Barclays UK; Corporate; International Consumer, Cards and Payments; and Non-Core retail. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

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‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management DVaR’ The Daily Value at Risk (DVaR) used for internal market risk management purposes. The Investment Bank uses a DVaR with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

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‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

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‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from these risks.

‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

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Notes

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of Minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

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Notes

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

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‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

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‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Annualised statutory profit as a proportion of average Risk Weighted Assets.

‘Return on average shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

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Notes

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘South Africa’ In the context of Africa Banking, the operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

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Notes

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the Evaluate, Respond and Monitor (‘E-R-M’) process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

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Notes

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

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Notes

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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